Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 23, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1181
              Floating Rate & Dividend Growth Portfolio, Series 5
                       File Nos. 333-194963 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1181, filed on April 1, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Floating Rate & Dividend Growth Portfolio, Series 5 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- Closed-End Fund Selection

      1. Please add a maturity or duration policy for the securities held by the Closed-End Funds.

      Response: The following has been added to the end of the first paragraph of this section: "The sponsor will consider Closed-End Funds investing in securities of all durations."

Investment Summary -- Security Selection -- Exchange-Traded Fund Selection

      2. The duration example uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities. In addition, please consider moving this example to the risk section.

      Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised. In addition, the duration example has been moved to the risk section.

Investment Summary -- Principal Risks

      3. The third bullet under this section includes risk disclosures about investing in the securities issued mid-capitalization companies. Please add small-capitalization company risk disclosures.

      Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren